Summary of changes made by Société Générale SA ("SG SA") on its Form SBSE-A Filed with the SEC on the 13th of May 2025.

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on the 13th of May 2025 to:

1. Provide an updated French Legal Opinion
2. Update *Schedule F*, *Section I* with an updated certification regarding access to records.
3. Update *Schedule A*, Principal's information.
4. Update of *Schedule B, Item 13B*.
5. Update its response to Question 7.
6. Provide an updated version of its Swap Dealer Registration Form (NFA Form 7R).

SG SA has also reattached the previous UK Legal Opinion which remains unchanged.

If you have any questions, do not hesitate to contact John Nicholas at john.nicholas@sgcib.com.

Thank you for your assistance in this matter.